SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Amendment No. 5)

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Name of Subject Company)

TCO IP S.A.
a subsidiary of
VIVO PARTICIPAÇÕES S.A.
(Names of Filing Persons–Offeror)

Preferred Shares, no par value, and American Depositary Shares, each representing two Preferred Shares (Title of classes of securities)		87944E105 (CUSIP number of preferred stock)
Carlos Raimar Schoeninger Financial Planning and Investor Relations Director Av. Dr. Chucri Zaidan, 860 1 andar-lado A-Morumbi 04583-110 Sao Paulo Tel: +5511 7420-1170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Diane G. Kerr, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction valuation* $271,024,884.9		Amount of filing fee** $10,651.28

*Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only.  The Transaction Valuation was calculated assuming the purchase of 7,257,020 preferred shares, no par value (including preferred shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Persons, at a purchase price of R$63.90 in cash per preferred share.  As of April 4, 2008 there were 22,741,002 preferred shares outstanding (including preferred shares represented by American Depositary Shares), of which 969,932 preferred shares are owned directly or indirectly by the Filing Persons.  As a result, this calculation assumes the purchase of 7,257,020 outstanding preferred shares.  The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 4, 2008 of US$1 = R$1.7110.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,651.28	Filing Party:	TCO IP S.A., VIVO PARTICIPAÇÕES S.A.

Form or Registration No.:	Schedule TO-T	Date Filed:	April 8, 2008

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2007, is US$39.30 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value.  Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003930.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on April 8, 2008, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on April 10, 2008, Amendment No. 2 to the Schedule TO filed with the SEC on April 25, 2008, Amendment No. 3 to the Schedule TO filed with the SEC on May 9, 2008 and Amendment No. 4 to the Schedule TO filed with the SEC on May 12, 2008 by Vivo Participações S.A., a corporation organized under the laws of Brazil (“Vivo”) and TCO IP S.A. (“TCO IP”), a company controlled by Vivo Participações S.A. and Vivo S.A., both corporations organized under the laws of Brazil and, with Vivo S.A. being wholly-owned by Vivo Participações.  The Schedule TO relates to the offer by TCO IP to purchase up to 7,257,020 preferred shares, including preferred shares represented by American Depositary Shares (the “ADSs”), of Telemig Celular Participações S.A., a corporation organized under the laws of Brazil (the “Company”), at a price of R$63.90 per preferred share (for reference, equivalent to approximately U.S.$74.68 per ADS based on (i) one ADS representing two preferred shares and (ii) the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under transaction “PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on April 4, 2008, which was U.S.$1.00 = R$1.711), in cash, net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated April 8, 2008 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and in the related Brazilian offer documents, which are annexed to and filed with the Schedule TO as Exhibit (a)(1)(C).

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 5 refer to the Offer to Purchase.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The number of ADSs of the Company tendered by holders in the auction held on May 12, 2008 in connection with the Offer and in accordance with applicable Brazilian regulations was approximately 4,238,049 and the number of ADSs effectively purchased by TCO IP in the auction was 1,655,806. Due to the fact that the number of ADSs offered by the ADS holders exceeded the maximum amount that TCO IP undertook to acquire (the limited amount of 1/3 of outstanding preferred shares of the Company), the proration factor applied was 0.3907.

On May 13, Vivo issued a press release announcing the number of ADSs purchased and the proration factor.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented as described below.

The following exhibit is hereby added to Item 12 of the Schedule TO:

(a)(5)(I)	Press Release issued by Vivo Participações S.A.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2008

TCO IP S.A.

By:	/s/ Ernesto Gardelliano
	Name:	Ernesto Gardelliano
	Title:	Chief Financial Officer

Vivo Participações S.A.

By:	/s/ Ernesto Gardelliano
	Name:	Ernesto Gardelliano
	Title:	Investor Relations Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(5)(I)	Press release issued by Vivo Participações S.A.

Exhibit (a)(5)(I)

AUCTION HELD ON MAY 12, 2008 IN PUBLIC TENDER OFFER FOR ACQUISITION OF 1/3 OF THE OUTSTANDING PREFERRED SHARES – ADDITIONAL INFORMATION

São Paulo, May 13, 2008 – VIVO Participações S.A. (“Vivo” – NYSE: VIV) and TCO IP S.A. (“Offeror”) hereby announce that the number of ADSs of Telemig Celular Participações S.A. (NYSE: TMB) tendered by the ADS holders in the auction held yesterday in connection with the public tender offer was approximately 4,238,049 and the number of ADSs effectively sold to the Offeror was 1,655,806. Due to the fact that the number of ADSs offered by the ADS holders in the auctions exceeded the maximum amount that the Offeror undertook to acquire (the limited amount of 1/3 of outstanding preferred shares), the proration factor applied was 0.3907.

VIVO – Investor Relations

Ernesto Gardelliano Carlos Raimar Schoeninger Janaina São Felicio

Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110 Telephone: +55 11 7420-1172 e-mail: ri@vivo.com.br Information disclosure on website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments